

November 18, 2010

James R. Moffett
President and Chief Executive Officer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

> **Re: McMoRan Exploration Co.**
> **Revised Schedule 14A Preliminary Proxy Statement**
> **Filed November 8, 2010**
> **File No. 001-07791**

Dear Mr. Moffett:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet of the Acquisition, page 1

1.   Clarify the extent to which the Acquisition and the Financing, while two separate proposals, are contingent upon each other and the impact if one or the other is not approved by shareholders.

The Transactions, page 10

2.   We note your response number 4. However, while you indicate the need to be "sufficiently capitalized," you do not explain why you chose to enter arrange the financing with FCX, an affiliate, and how you determined that those were the best terms that you could arrange. You do not indicate whether you sought out any other parties as a source of that financing. Please expand your disclosure to address this issue.

Background of the Acquisition, page 23

3.   In your revised disclosure, you indicate that you engaged Hanover Advisors LLC. Furnish the information required by Item 1015(b) of Regulation M-A. We note that the Acquisition is an Item 14 transaction.

4.   We note your response to prior comment 6. Expand your discussion of the July 29, 2010 meeting to quantify the proven reserves and the value attached to those reserves. Define, and likewise quantify, the "potential future reserve additions" and McMoran's "public market valuation." We note also your statement that "[a] large portion of the value was assigned to the future potential of the exploration properties being acquired." Explain and quantify that statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page B-1

5.   We have read your response to prior comment 14 in which you indicate that the pro forma incremental charges associated with adjustments (e) and (f) reflect the application of successful efforts accounting and the assumption that the transaction occurred on January 1, 2009. We understand you believe this adjustment has a continuing impact as you believe impairment charges are recurring in the normal course of business for oil and gas companies, and you expect to continue to incur this type of charge in the future. However, it remains unclear to us how impairment and related charges associated with specific properties have a continuing impact, particularly in light of the fact that the purchase price of the properties appears to have included knowledge of the facts underlying such charges for these properties and the outcome of your future exploration and drilling efforts for these specific properties is currently not foreseeable. Please explain to us in further detail why you believe these adjustments meet the continuing impact criterion or remove them as pro forma adjustments.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Tracie Towner at (202) 551-3744 or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director